UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of AGL Resources Inc. et al on Form U-1 (File No. 70-9911)	CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, AGL Resources Inc., a Georgia corporation ("AGL Resources), certifies that the transactions authorized by the Commission's Order dated March 15, 2002, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration on Form U-1, as amended on March 15, 2002, in SEC File No. 70-9911, as follows:

  On March 31, 2002, Virginia Natural Gas, Inc. ("VNG") issued long-term debt to AGL Resources in the amount of $160,004,835.
  VNG repurchased from AGL Resources 1,555 shares of its common stock for $160,004,835.
  VNG cancelled the 1,555 repurchased shares of common stock.

Exhibits

E-2 "Past Tense" Opinion of Counsel

FS-6 Capitalization of VNG as of March 31, 2002

FS-7 VNG Balance Sheet as of March 31, 2002

FS-8 VNG Income Statement for the three months ended March 31, 2002

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, AGL Resources has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Richard T. O'Brien

Richard T. O'Brien

Executive Vice President and Chief Financial Officer

\AGL Resources Inc.

Date: September 27, 2002